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                                  Filed by:Corporate Property Associates 15 Inc.
                  Pursuant to Rule 425 under the Securities Act of 1933, amended

                             Subject Company:Carey Institutional Properties Inc.
                                                     Commission File No: 0-20116









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Cover page:


The Proposal


The Board of Directors Requests Your Approval of a Proposal to Merge Corporate Property Associates 15 and Carey Institutional Properties


The Merger











                                 CIP logo W. P. Carey logo CPA(R):15 logo


THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PROSPECTUS MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING.


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The Properties





Map of properties owned by CIP(R) and CPA(R) :15.





WE BELIEVE THIS MERGER PROVIDES CPA(R):15 WITH AN EXCELLENT OPPORTUNITY TO ACQUIRE A PORTFOLIO OF PROPERTIES OF A TYPE AND QUALITY THAT ARE NOT GENERALLY AVAILABLE IN THE COMMERCIAL REAL ESTATE MARKET AT THIS TIME. -- WM. POLK CAREY







Dear CPA(R):15 Shareholders,

         We are pleased to announce that CPA(R):15's Board of Directors has approved plans to invest in a diversified net-leased portfolio of properties currently owned by its affiliate, Carey Institutional Properties Incorporated (CIP(R)). This investment is possible because CIP(R) is a mature fund. CIP(R) recently announced plans to offer its investors liquidity on their investment. CPA(R):15 would acquire from CIP(R) a portfolio of real estate assets that have long-term leases, averaging 12 years, and are most similar to its current investments. CIP(R)'s properties are independently appraised each year, and the price CPA(R):15 will pay is based on the appraisal done by an independent third party appraiser. Immediately prior to the merger, CIP(R) will sell to its advisor, W. P. Carey & Co. LLC, those of its properties that are on leases with shorter remaining terms, with an average of approximately four years.



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         We believe this merger provides CPA(R): 15 with an excellent opportunity to acquire a portfolio of properties of a type and quality that are not generally available in the commercial real estate market at this time.

         As a result of this investment, CPA(R): 15 will experience:

         -        increased revenue, income and cash flow per share;

         -        larger total real estate asset value;

         -        a stronger balance sheet;

         -        enhanced credit quality among its tenants; and

         -        an increase in future distributions paid by CPA(R): 15.

         Under the terms of the transactions, CPA(R):15 will pay $314.6 million to acquire the portion of CIP(R)'s portfolio and assumes approximately $250 million in mortgage debt. CIP(R) shareholders will receive either 1.09 shares of CPA(R):15 common stock, or $10.90 for each share of CIP(R). CPA(R):15 may issue up to 31.5 million shares of CPA(R):15 common stock if all CIP(R) shareholders elect to receive shares. CPA(R):15 shareholders will continue to own their existing CPA(R):15 shares.

         A special meeting for CPA(R):15 shareholders, will be held on August 24, 2004, at 11:00 a.m. (EDT), at the New York Hilton Hotel, New York, New York to vote on the aforementioned merger.

         The enclosed document provides you with detailed information about the proposed merger and the scheduled shareholders' meeting. You are urged to vote by telephone, the Internet or complete, sign and return the enclosed proxy card as promptly as possible. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the CPA(R):15 special meeting.

         Your vote is very important regardless of the number of shares you own. We believe that this transaction is in the best interests of CPA(R) :15's shareholders and increases shareholder value and we urge you to vote FOR the merger proposal.


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         WE ENCOURAGE YOU TO CAREFULLY READ THE ENTIRE DOCUMENT INCLUDED WITH
THIS BROCHURE AS IT CONTAINS IMPORTANT INFORMATION REGARDING THE MERGER. In particular, please see the section entitled "RISK FACTORS" beginning on page 21 of the enclosed proxy statement for a discussion of the risks associated with the merger. IF YOU NEED ADDITIONAL COPIES OF THIS BROCHURE, THE ENCLOSED PROXY STATEMENT OR OUR OTHER REGULATORY FILINGS, PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT AT 1-800-WP CAREY, BY E-MAIL AT CPA15@WPCAREY.COM OR VISIT US ONLINE AT WWW.CPA15.COM. YOU CAN ALSO DOWNLOAD OUR FILINGS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. The effects of the merger will be different for holders of CPA(R):15 stock and for holders of CIP(R) stock.

         We have attempted to anticipate any questions you may have and to answer them in the pages that follow. However, if you have any additional questions regarding this proxy solicitation statement or the proposed merger, or if you need assistance with completing the proxy card, please feel free to contact Georgeson Shareholder Communications, Inc., which has been retained to answer any questions. You can reach them at their toll-free number 1-888-999-9402.

         We thank you again for your continued confidence and support and wish you and your family the very best for a safe and enjoyable summer.


         With best regards,


         Wm. Polk Carey             Gordon F. DuGan           Anne R. Coolidge
         Chairman                   Vice Chairman             President


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THE BENEFITS & RISKS


The Benefits:

         - The opportunity to acquire, in a single trans-action, a large portfolio of complementary, commercial properties that are already known to and managed by our advisor, W. P. Carey & Co. LLC, and are consistent with CPA(R):15's investment criteria.

         - The opportunity for CPA(R):15 to purchase a large portfolio of properties of a type and quality that generally are not available in the commercial real estate market at this time.

         - The opportunity to increase CPA(R):15's revenue, net income and cash flow per share. CPA(R):15 believes that the merger will increase its revenue, net income and cash flow per share for the fiscal year ending December 31, 2004, as compared to CPA(R):15 on a stand-alone basis.

         - As a result of the larger asset base that will result from the merger, CPA(R):15 believes it will have a stronger balance sheet and greater financial flexibility.

         - CPA(R):15 believes that its ultimate ability to maximize shareholders' liquidity will be enhanced by the merger.

         - CPA(R):15 believes that, based on the increase in cash flow that will result from the merger, future distributions will increase.

The Risks:

         -        The exchange ratio is fixed and not subject to adjustment.
                  Accordingly, while we anticipate completing the merger by the end of the third quarter 2004, an adverse change in the operations and prospects of CIP(R), general market and economic conditions or other factors which are beyond the control of CPA(R):15, may alter the relative value of the companies in a manner adverse to CPA(R):15 before the merger is completed.

         - The average lease maturity of our portfolio is lowered by the merger. The average time to lease maturity of the CPA(R):15 portfolio is currently approximately 17.3 years. By adding CIP(R)'s properties to CPA(R):15's portfolio, the average time


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                  remaining on all leases in CPA(R):15's portfolio will be
                  reduced to approximately 15.5 years, thereby increasing overall risks to CPA(R):15 shareholders related to releasing or sale of properties upon expiration of leases.

         - W. P. Carey & Co. LLC, the advisor to CPA(R):15 and CIP(R), will be paid certain fees in connection with the merger.

         -        The anticipated benefits of the merger may not be realized.

         - There are challenges inherent in the combination of two business enterprises the size of CPA(R):15 and CIP(R) and management attention may be diverted for an extended period of time addressing these challenges.

         - There is a risk that shares of CPA(R):15 are not worth $10.00 per share.


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QUESTIONS & ANSWERS

Q: Why am I receiving these materials?

A: CPA(R):15 and CIP(R) have entered into a merger agreement pursuant to which CIP(R) would merge into a wholly-owned subsidiary of CPA(R):15. Shareholders of CPA(R):15 and CIP(R) must approve the merger in order for it to occur.

Q: Why is CPA(R):15 proposing to buy CIP(R)'s portfolio?

A: We believe this merger provides CPA(R):15 with an excellent opportunity to acquire a portfolio of properties of a type and quality that are not generally available in the commercial real estate market at this time. As a result of this investment, CPA(R):15 will experience:

         -        increased revenue, income and cash flow per share;

         -        a larger total real estate asset value;

         -        a stronger balance sheet;

         -        enhanced credit quality among its tenants; and,

         -        an increase in future distributions paid by CPA(R):15.


Q: What will be the impact on CPA(R):15 shareholders?

A: Under the terms of the transactions, CPA(R):15 will pay 1.09 shares of its common stock or $10.90 for each share of CIP(R) at the election of CIP(R) shareholders. CPA(R): 15 could issue up to 31.5 million shares of CPA(R):15 common stock or invest approximately $314.6 million in cash to acquire the portion of CIP(R)'s portfolio, depending on what CIP(R) shareholders elect to receive in the merger. CPA(R):15 shareholders will continue to own their existing CPA(R): 15 shares and their quarterly distributions are expected to increase.


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Q: What will CPA(R):15 shareholders receive in the merger?

A: CPA(R):15 shareholders will continue to hold the same number of CPA(R):15 shares they currently hold.

Q: What fees are being paid by CPA(R):15 to the advisor in connection with the merger?

A: W. P. Carey & Co. LLC will receive certain fees in connection with the merger. Pursuant to the Advisory Agreement with CPA(R):15, the advisor is entitled to receive an acquisition fee of two and one half percent of the aggregate purchase price of a property and a subordinated acquisition fee of two percent of the aggregate purchase price, provided that shareholders have received a cumulative annual return of six percent. However, for this merger the acquisition fees will only be paid to the extent cash is paid to CIP(R) investors. (Acquisition fees will not be payable by CPA(R):15 to the extent shares are issued in the merger.) Under its Advisory Agreement with CPA(R):15,
W. P. Carey & Co. LLC is entitled to receive a subordinated disposition fee from CPA(R):15 when properties are sold. W. P. Carey has agreed that if and when CPA(R):15 sells the properties that it is acquiring in the merger from CIP(R), it will waive the collection of a disposition fee from CPA(R):15. Please see the "Conflicts of Interest" section of the proxy statement for more information regarding fees. W. P. Carey & Co. LLC will also receive fees from CIP(R).

Q: When do you expect to complete the merger?

A: We are working toward completing the merger as quickly as possible. We must first obtain the approval of CPA(R):15 shareholders and CIP(R) shareholders at their respective special meetings. We hope to complete the merger on or about September 30, 2004; however, we cannot assure you as to when, or if, the merger will occur.

Q: What vote of the CPA(R):15 shareholders is required to approve the merger?

A: In order to complete the merger, holders of a majority of the outstanding shares of CPA(R):15 common stock must approve the merger.


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Q: How do I vote?

A: After you have read the proxy statement carefully, please indicate on the enclosed proxy card how you want to vote, or submit your proxy by mail, by telephone or on the Internet.

         BY MAIL: Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible, or

         BY TELEPHONE: 1-888-999-9402, or

         BY INTERNET: www. proxy.georgeson.com

         You should indicate your vote now, even if you expect to attend the special meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy and changing your votes at any time before the vote at the special meeting and will ensure that your shares are voted if you later find you cannot attend the special meeting. In addition, shareholders who have not voted prior to the meeting may be contacted by Georgeson Shareholder Communications to assist the company in attaining quorum. We suggest that you return a proxy even if you plan to attend the meeting.

Q: Will future distributions increase as a result of the merger?

A: Based on the increase in cash flow that will result from the merger, CPA(R):
15 expects that its future distributions will increase.

Q: Who is entitled to vote?

A: Shareholders of CPA(R):15 as of the close of business on June 28, 2004 are entitled to vote.

Q: What do I need to do now?


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A: After you have carefully read the proxy statement, please indicate on the enclosed proxy card how you want to vote, or submit your proxy by telephone or the Internet. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible, or follow the instructions on the enclosed proxy for voting by telephone and the Internet. If you return your proxy by mail, but fail to mark your voting preferences, you will be deemed to have voted in favor of the merger. We suggest that you return a proxy even if you plan to attend the meeting.

Q: Where can I find more information about the companies?

A: CPA(R):15 and CIP(R) file reports and other information with the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at www.sec.gov and, with respect to CPA(R):15, at the Internet site CPA(R):15 maintains at www.cpa15.com. Information regarding CIP(R) is also available at the Internet site CIP(R) maintains at www.careyinstitutional.com. Information contained on each company's web-site, other than the reports specifically incorporated by reference in the joint proxy statement/prospectus, does not constitute a part of the joint proxy statement/prospectus. You can also request copies of these documents from us. See "Where You Can Find More Information" on page 106 of the proxy.

Q: Who can help answer my questions?

A: If you have additional questions about the merger, or would like additional copies of this proxy statement/prospectus, you can contact the proxy solicitor hired by both companies:

         -        Georgeson Shareholder Communications, Inc.
                  17 State Street
                  New York, NY 10004
                  Telephone: 1-888-999-9402


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You can also contact:

-                 Corporate Properties Associates 15 Incorporated
                  Investor Relations Department
                  50 Rockefeller Plaza
                  New York, NY 10020
                  Telephone: 1-800-WP CAREY
                  Facsimile: 212-492-8922
                  CPA15@wpcarey.com




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Vote YES For the Merger
How to Vote

YOU MAY:


         -        Vote in favor of the merger

         -        Vote against the merger


BY TELEPHONE

Call toll-free 1-888-999-9402, 24 hours a day, seven days a week. There is no charge for this call; please have your proxy card in hand.

There is no charge for this call; please have your proxy card in hand.

BY INTERNET

1. Go to http://proxy.georgeson.com
2. Please have your proxy card available.
3. Follow the simple instructions.

BY MAIL

Please sign and date the accompanying proxy card and return it in the enclosed prepaid return envelope.

If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger.


IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN COMPLETING YOUR PROXY CARD PLEASE CALL GEORGESON SHAREHOLDER COMMUNICATIONS, INC., WHICH HAS BEEN RETAINED TO ANSWER YOUR QUESTIONS. YOU CAN REACH THEM AT THEIR TOLL-FREE NUMBER:
1-888-999-9402 YOUR VOTE IS IMPORTANT. PLEASE ACT PROMPTLY


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                                W. P. Carey logo

 50 Rockefeller Plaza - New York, NY 10020 - 1-800-WP CAREY - CPA15@wpcarey.com